File No. 2436-1

May 2, 2007

Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pro Elite Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed April 24, 2007
File No. 333-139982

Dear Mr. Webb:

This is in response to your letter dated April 30 2007. We are concurrently filing herewith Amendment No. 4 to the Registration Statement on Form SB-2.

Certain Relationships. page 34

1.
Please revise the second paragraph to disclose the exercise price of the warrants and the deemed annual interest rate based upon the value of the securities issued in consideration of the loan. Add corresponding disclosure for the third paragraph. See Item 404(a)(5) of Regulation S-B.

Company Response

Revised as requested.

Note 14 — Subsequent events, page F-16

2.
We note your response to our prior comment 5 and your revised disclosure on page F- 16, but do not believe that your revised disclosures or your response were fully responsive to our prior comment. As previously requested, please explain and disclose in your filing

Max A. Webb
May 2, 2007

the methods and assumptions used in estimating the fair value of the options to purchase 1,700,000 shares of common stock valued at $2,110,000 or at approximately $1.24 per share, and the options to purchase 100,000 shares of common stock valued at $111,000 or at approximately $1.11 per share, that were issued to your officer and new director, respectively in January 2007. In this regard, we also note that on January 5, 2007 you issued warrants to Showtime to purchase 1,666,667 shares and 2,500,000 shares of common stock valued at $345,000 or approximately $0.20 per share, and $608,000 or approximately $0.24 per share, respectively. Additionally, we note from page F-15 that from August 10, 2006 (date of inception) through December 31, 2006 the weighted-average grant date fair value of options and warrants granted during 2006 was $0.40 and $.28 per share, respectively. Please explain in detail the factors, method and assumptions that caused the fair values of the options issued in January 2007 to both an officer and a director to be significantly higher than the fair values of the warrants issued to Showtime in 2007 and the other warrants and options issued by the company during 2006. We may have further comment upon receipt of your response.

Company Response

Revised with explanation below.

We have included, as attachments to this response, the detailed calculation and Black-Scholes value of the warrants and common stock as of October 3, 2006. The derived value of the common stock was $0.9312. During the period from August 10, 2006 (inception) through January 8, 2007, we continued to use the fair value of the common stock of $0.9312 to value all stock options and warrants issued. Apart from the private placement on October 3, 2006 and the Showtime investment, no other significant event occurred which would indicate a change in our common stock's fair value.

On January 5, 2007, Showtime purchased from the Company 1,666,667 units for $5 million in cash, consisting of 3 shares of common stock and a three-year period warrant to purchase 1 share of common stock at $2.00, at a per unit purchase price of $3. These were the same terms as used in private placement on October 3, 2006. Accordingly, the purchaser and the Company deemed that the value of the Company was the same at January 5, 2007 as on October 3, 2006.

At a meeting of the Board of Directors, it was decided that the value of the Company had increased as a result of the Showtime investment and its participation with the Company. The Board noted there was virtually no market for the Company's common stock and, accordingly, it would be appropriate for the Board to set the value. The Board determined, based on an overall analysis of the Company, and specifically the Showtime investment, that it was justified in increasing the fair value of the common stock to $1.25 commencing January 8, 2007.

Max A. Webb
May 2, 2007

We have disclosed the methods and assumptions used in estimating the fair value of the options to purchase 1,700,000 and 100,000 shares of our common stock as of January 8, 2007. As indicated in the previous paragraph, we have used $1.25 as the fair value of the common stock for the input variable into the Black-Scholes model. As for the difference between the options issued on January 8, 2007 to the director and the officer, the terms of each option grant were different in that the director's options vested immediately and the officer's options vest over a period of 5 years. Due to this difference in vesting periods, the associated term or life of the option changed from 5 years in relation to the director's options, where vesting was 100% immediate, to 6.5 years for the officer's options, where vesting was 5 years. When the vesting period or life of an option increases in the Black-Scholes model, the value of the option also increases.

Legality Opinion

3.	Please revise the third paragraph to clarify that all assumptions arc explicitly stated in the text of the opinion.

Company Response

We have so revised.

4.
We note that your counsel disclaims any undertaking to advise you of subsequent changes in the law. Please ensure that the opinion is dated as of the date of effectiveness of the registration statement.

Company Response

The opinion has been revised so that counsel disclaims any undertaking to advise us of changes in the law after the date of effectiveness of the Registration Statement.

Other

5.	In the event of a delay in the effectiveness of your Form SB-2 registration statement, please update the financial statements pursuant to Item 310(g) of Regulation S-B.

Company Response

We will do so in such an event.

Max A. Webb
May 2, 2007

6.	Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to your Form SB-2 registration statement.

Company Response

We so provided

* * * * *

All questions and comments regarding the foregoing should be addressed to me at (310) 789-1290.

Very truly yours,

/s/ David L. Ficksman

ATTACHMENT TO RESPONSE LETTER